UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Envestnet, Inc.

File Nos. 333-165717 and 001-34835
CF#32421

Envestnet, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1/A filed on May 6, 2010 and Form 8-K filed on January 6, 2012.

Based on representations by Envestnet, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.5	S-1/A	May 6, 2010	through April 30, 2020
10.6	S-1/A	May 6, 2010	through April 30, 2020
10.7	S-1/A	May 6, 2010	through April 30, 2020
10.2	8-K	January 6, 2012	through April 30, 2020
10.3	8-K	January 6, 2012	through April 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary